                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 AMENDMENT NO. 2

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)(1)


                                 NET2PHONE, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64108N106
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                                FEBRUARY 14, 2001
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]   Rule 13d-1(b)

               [ ]   Rule 13d-1(c)

               [X]   Rule 13d-1(d)




-------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64108N106                                            PAGE 2 OF 5 PAGES


-------------------                                                                  -----------------
CUSIP No. 64108N106                                   13G                            Page 2 of 5 Pages
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       1  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Clifford M. Sobel
------------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                              (a)  [ ]

                                                                                              (b)  [X]

------------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY


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       4  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
------------------------------------------------------------------------------------------------------------
   NUMBER OF        5  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                                                                     2,157,421
 OWNED BY EACH   -------------------------------------------------------------------------------------------
   REPORTING        6  SHARED VOTING POWER
  PERSON WITH                                                                                           -0-
                 -------------------------------------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER
                                                                                                  2,157,421
                 -------------------------------------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                                                                                                        -0-
------------------------------------------------------------------------------------------------------------
       9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                  2,157,421
------------------------------------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                    [ ]

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      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                              Approximately 3.496%
------------------------------------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------------------------------------

CUSIP NO. 64108N106                                            PAGE 3 OF 5 PAGES



Item 1(a).  Name of Issuer.

        Net2Phone, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices.

        520 Broad Street, 8th floor
        Newark, NJ 07102

Item 2(a).  Name of Person Filing.

        Clifford M. Sobel


Item 2(b).  Address of Principal Business Office or, if None, Residence.

        520 Broad Street, 8th floor
        Newark, NJ 07102

Item 2(c).  Citizenship.

        U.S.A.

Item 2(d).  Title of Class of Securities.

        Common Stock

Item 2(e).  CUSIP Number.

        64108N106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:
        NA

        (a) [ ]  Broker or dealer registered under Section 15 of the Exchange
                 Act.
        (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
        (e) [ ]  An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).
        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
        (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 64108N106                                            PAGE 4 OF 5 PAGES

        If this statement is filed pursuant to Rule 13d-1(c), check this
box.    [ ]

Item 4.  Ownership.

        (a) Amount Beneficially Owned:             2,157,421
        (b) Percent of Class:       Approximately 3.496%
        (c) Number of shares as to which such person has:
            (i)  sole power to vote or to direct the vote: 2,157,421
            (ii) shared power to vote or to direct the vote:     -0-
            (iii) sole power to dispose or to direct the disposition of:
                  2,157,421
            (iv) shared power to dispose or to direct the disposition of:   -0-

Item 5.  Ownership of Five Percent or Less of a Class.

        Yes

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        NA

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        NA

Item 8.  Identification and Classification of Members of the Group.

        The Reporting Person is a party to a Stockholders Agreement dated as of May 13, 1999 with certain other stockholders pursuant to which the shares of Common Stock owned by the Reporting Person and the shares of Common Stock and Class A stock owned by the other stockholders must be voted for certain nominees for election to the board of directors. Accordingly, the Reporting Person and the stockholders may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Person disclaims beneficial ownership of the shares of Common Stock and Class A stock held by the other stockholders and disclaims that he is part of a group with any other stockholders for purposes of Section 13(d)(3) of the Exchange Act. The transactions and number of shares reflected herein do not include those shares of Common Stock or Class A stock that are beneficially owned by the other stockholders and in which the Reporting Person has no pecuniary interest.

Item 9.  Notice of Dissolution of Group.

        NA

Item 10.  Certifications.

        NA

CUSIP NO. 64108N106                                            PAGE 5 OF 5 PAGES

                                    SIGNATURE




            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 14, 2001



                                                   /S/ Clifford M. Sobel
                                                   ---------------------------
                                                   Clifford M. Sobel